December 29, 2006

Mail Stop 4561

By U.S. Mail and facsimile to 1-34-91-374-50-20

Manuel Gonzalez Cid
Chief Financial Officer
Banco Bilbao Vizcaya Argentaria, S.A.
Plaza de San Nicola 4
48005 Bilbao, Spain

**Re: Banco Bilbao Vizcaya Argentaria, S.A.
         Form 20-F filed July 7, 2006
         File No. 001-10110**

Dear Mr. Gonzalez:

        We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Year ended December 31, 2005

Consolidated Balance Sheets, page F-3

1.   Please tell us and revise future filings to disclose the amounts of any gain or loss on available-for-sale financial assets recognized directly in equity for each of the periods presented. Refer to paragraph 94(h) of IAS 32.

Consolidated Income Statements, page F-7

2.   We note that you have presented a line item titled "Gross Income". Please address the
        following in this regard:

        •   Explain to us why you consider this subtotal necessary to explain the elements of
            your financial performance; and

        •   Tell us the authoritative literature under EU-IFRS or other regulatory body that
            permits this subtotal to be included in your income statement.

3.   We refer to the "Net Operating Income" subtotal that precedes impairment losses and
        provision expense. Please tell us and disclose in a footnote to the financial statements
        why you consider that it is appropriate to exclude these impairment losses and provisions
        from Net Operating Income. Consider in your response the requirements of paragraph
        BC13 of IAS 1 which considers it inappropriate to exclude items that are clearly related
        to operations because they occur irregularly or infrequently or are unusual in amount.

4.   We note that you have provided an income statement presentation that classifies expense
        based on function similar to the example provided in paragraph 92 of IAS 1. Although
        paragraph 88 of IAS 1 permits the classification of expenses by either their nature or
        function, paragraph 9 of IAS 30 requires banks to group their income and expenses by
        nature. Please tell us how you determined that the current presentation:

        •   complies with the presentation requirements of IAS 30; and

        •   is more relevant to users of financial statements of banks than the presentation of
            income and expenses by nature.

5.   We note that you have disclosed basic and diluted earnings per shares in Note 6,
        "Earnings per share" on page F-46. Please revise to present basic and diluted earnings
        per share for all fiscal periods on the face of the income statement. Refer to paragraph 66
        of IAS 33.

Statements of Changes in Consolidated Equity, page F-9

6.   We note that the Statement of Changes in Consolidated Equity presents only the changes
        in equity attributable to the items described in paragraph 96 of IAS 1. Please revise the
        title of this statement in future filings to "Statement of recognized income and expense"
        as required by paragraph 96 of IAS 1 and illustrated in paragraph IG4 of IAS 1.

Consolidated Cash Flow Statements, page F-10

7.   In future filings please revise the "Dividends/Interest Paid" line item in the Cash Flow
        from Financing Activities section on page F-11 to present *separately* the cash flows from
        interest and dividends paid. Refer to paragraph 31 of IAS 7 that requires cash flows from
        interest and dividends received and paid to be disclosed separately.

Notes to the financial statements

Note 1, Introduction, basis of presentation of the consolidated financial statements at December
31, 2005 and other information, page F-12

Note 1.2, Basis of presentation of the consolidated financial statements, page F-12

8.   We refer to the statement that the Company's consolidated financial statements were
        prepared in accordance with EU-IFRS, taking into account Bank of Spain's Circular
        4/2004. In this regard, please tell us and disclose in future filings whether there were:

        •   any departures from EU-IFRS in your financial statements presentation and footnote
            disclosure as a result of implementing the Bank of Spain Circular 4/2004; and

        •   any accounting policies described in Note 2 that are not in full compliance with EU-
            IFRS.

        Refer to paragraph 14 of IAS 1 which requires the Company to make an *explicit and
        unreserved statement of your compliance with IFRS* and to Instruction G.(b)(2)(B) of
        Form 20-F regarding the first-time application of International Financial Reporting
        Standards.

Note 2, Basis of Consolidation, accounting policies and measurement basis applied, page F-12

Note 2.2.b) Fair value, page F-15

9.   We refer to the statement that fair value, in the absence of a market price or recent
        transactions involving similar instruments, is determined using *mathematical
        measurement models* tried and trusted by the international financial community. Please
        tell us how you have complied with all of the disclosure requirements of paragraphs 92-
        93 of IAS 32 with respect to the methods used to determine the fair value of your
        financial instruments.

Note 2.2.c.4), Financial Instruments, Impairment, page F-18

10.   We refer to your statement in the second paragraph that recoveries of previously recognized impairment losses are recognized in the income statement for the year in which the impairment charge is reversed or reduced. Please revise this statement to confirm that impairment losses on investments in equity instruments classified as available-for-sale are not reversed in the income statement or explain why they are reversed. Refer to paragraph 69 of IAS 39.

11.   In the third paragraph of page F-19 you state that you determine the impairment losses on debt instruments carried at amortized cost by discounting the cash flows using the instrument's effective interest rate. Paragraph 63 of IAS 39 requires using the original effective interest rate to discount the future cash flows for purposes of determining impairment losses. Please confirm that you determine your impairment losses based on the guidance in IAS 39 or revise accordingly.

12.   In the seventh and eighth paragraphs on page F-19 you state that you calculate inherent losses using statistical procedures by applying the parameters established by the Bank of Spain. Please tell us how this process, of determining impairment losses on debt instruments assessed collectively, results in the determination of BBVA's own impairment losses that are consistent with those determined under paragraphs 59 and 63-65 of IAS 39.

Note 2.2.e), Financial Derivatives and hedge accounting, page F-20

13.   Please revise this footnote or Note 16, Hedging derivatives (receivable and payable), to provide the disclosures required by paragraphs 58 and 59 of IAS 32 for each major hedging relationship.

Note 2.2.f), Pension commitments and other commitments to employees, page F-22

14.   We note you have provided for each defined benefit and defined contribution plan the
        reconciliation of the opening and closing balances of the *present value of the vested
        benefit obligation* required by paragraph 120A(c) of IAS 19.   Please tell us and revise
        the footnote to provide all the disclosures for each plan required by paragraphs 120 to
        125 of IAS 19 with a focus on their income statement impact as required by paragraph
        82BC of IAS 19. For example consider as part of your response the following:

- State the *expected rates of return on plan asset*s as required by paragraph 120A(n)(ii)
  of IAS 19;

- Disclose the *medical cost trend rates* as required by paragraph 120A(n)(v) of IAS 19;

- Separately state *past service costs* and *actuarial losses(gains)* as required by
  paragraphs 120A(c)(iv) and (vii) of IAS 19;

- State where you have disclosed the *current service costs* as required by paragraph
  120A(c)(i) of IAS 19;

- Provide the reconciliation of the opening and closing balances of the *fair value of
  plan assets* as required and reconcile the fair value to the present value of the defined
  benefit plan as required by paragraphs 120A(e) and (f) of IAS 19;

- Disclose the impact on profit or loss of the costs of pension plans and provide an
  analysis of the defined benefit plan that is wholly or partially unfunded. Refer to
  paragraph 120A(d), (g) and (h) of IAS 19;

- Provide the sensitivity analysis for changes in assumed medical cost trend rates as
  required by paragraph 120A(o) of IAS 19.

Note 2.2.k) Insurance and reinsurance contracts, page F-31

15.   Please revise to include the information required by paragraphs 37 (b) through (e) and
        paragraphs 38 to 39A of IFRS 4.

Note 2.2.r), Leases, page F-34

16.   Please revise to provide the disclosures required by paragraphs 47 of IAS 17 regarding
        finance leases.

Note 3, Reconciliation of the closing balances for 2003 and 2004 to the opening balances for 2004 and 2005, page F-36

17. Please revise to disclose your compliance with the mandatory exceptions in paragraphs 31 to 34 of IFRS 1 which states that estimates under IFRS at the date of transition must be consistent with estimates made for the same date under Spanish GAAP, unless there is objective evidence that these estimates were in error.

18. We note that you designated your reconciliations of equity and profit and loss as "Reconciliations of the closing balances of 2003 and 2004 with the opening balances of 2004 and 2005" and have filed them as Parts VI, VII and VIII of Exhibit 8.1 to the Form 20-F**.** Paragraph 40 of IFRS 1 requires that reconciliations of equity and profit and loss reported under previous GAAP to IFRS give *sufficient detail* to allow users to understand the material adjustments to the balance sheet and income statement. With this transition disclosure requirement in mind please revise these reconciliations and related disclosures in Note 3 as follows:

- For each material adjustment in the reconciliation provide explanatory footnotes that give a user sufficient detail to understand which specific line items in the reconciliation were adjusted as part of the transition to EU-IFRS. Refer to Instruction 3.a to Item 8 of Form 20-F; paragraph 40 of IFRS 1 and to Example 11 under Implementation Guidance 63 of IFRS 1.

- Clearly identify the specific differences between Spanish GAAP and EU-IFRS that originated each of the adjustments.

- Separately quantify the effects of material individual adjustments and reclassifications resulting from the application of the IFRS adjustments to individual line items. For example, consider that the "Goodwill" line item in the reconciliation in Part VI, on page 21 of Exhibit 8.1, include an explanatory footnote that describes and quantifies the effects of the following adjustments:

  - Discontinuance of amortization as stated in Note 3.b, "Goodwill" on page F-36; and
  - Derecognition of goodwill related to associates that were reclassified to the available-for-sale portfolio as stated in Note 3.c, "Financial Instrument".

19.   Please tell us how you have complied with Instruction 3 to Item 8 of Form 20-F, and Section III.A, "Disclosure about Exceptions to IFRS" of SEC Series Release No. 33-8567, "First-Time Application of IFRS", to clearly identify each exception permitted or required by IFRS 1, including:

- An indication of the items or class of items in the financial statements to which the specific exemption was applied; and

- A description of what accounting principle was used and how it was applied to the opening IFRS financial statements.

20.   Please tell us how you applied the following elective exemptions under IFRS 1:

- Exemption under paragraph 25D of IFRS 1 regarding the application of the transitional provisions in IFRS 4, "Insurance Contracts" for first-time adopters.

- Exemptions under paragraph 25F of IFRS 1 for first time adopters for applying the transitional provisions of IFRIC 4, "Determining when an arrangement contains a lease".

21.   In the second paragraph of Note 3 you state that reconciliation adjustments to equity are shown in Appendix IX. This appendix does not appear to have been filed within Exhibit 8.1 to the Form 20-F. Please tell us where you have included this reconciliation or revise to provide this information required under paragraph 39(b) of IFRS 1.

Note 3.g) Derivatives, page F-37

22.   We note your disclosure that the most significant impact of EU-IFRS was the recognition in reserves of unrealized gains existing at the date of transition, i.e., January 1, 2004. Please tell us how you complied with the mandatory exception of paragraph 28 of IFRS 1 which requires that you eliminate all deferred *losses* and gains arising from derivatives under Spanish GAAP as if they were assets or liabilities.

Note 3.i), Tangible assets, page F-38

23.   We note that you used as *attributed cost* on the revaluation date the revalued amounts based on *legislation then in force*. Please tell us and revise this footnote to clearly state whether the attributed cost resulting from the revaluations performed under Spanish law were broadly comparable to fair value as required by paragraph 17 of IFRS 1.

Note 6, Earnings per share, page F-46

24.   Please revise the footnote to provide the following information required by paragraph 70
        of IAS 33:

        • The reconciliation of the amounts used in the numerator in calculating basic and
          diluted earnings per share for each period.

        • The reconciliation of the weighted average number of shares used as the denominator
          in calculating basic and diluted earnings per share.

        • A description of any potentially dilutive earnings per share instruments, including
          contingently issuable shares that were not included because they are currently
          antidilutive.

Note 7, Basis and methodology for segment reporting, page F-46

25.   In the third paragraph on page F-47 you disclose that on December 20, 2005 the Board of
        Director approved a new organizational structure for the BBVA Group. However, we
        note that your current segment disclosure is based on the old organizational structure.
        Please tell us and revise to describe the difference in business segments that will occur as
        a result of the reorganization, the reasons for the reorganization and how this will affect
        the "Results of Operations by Business Areas" discussion in Item 5, "Operating and
        Financial Review and Prospects. Refer to the disclosure requirements of paragraph 76 of
        IAS 14.

26.   Please revise this section to include the disclosure required by paragraphs 50 to 66 of IAS
        14, "Segment Reporting.   Your revision should include, but not be limited to, the
        following information:

        • *segment revenue* for each reportable segment as required by paragraph 50 of IAS 14
          or clarify if *Attributed Income* is equivalent to segment revenue;

        • segment results *from continuing operations* separately from results of *discontinued
          operations* as required by paragraph 52 of IAS 14.. Refer to the "Capital
          Divestitures" section on page 12;

        • segment liabilities for each reportable segment as required by paragraph 56 of IAS
          14; and

        • total amount of segment expense for depreciation and amortization as required by
          paragraph 58 of IAS 14.

Note 59, Differences between IFRS and United States Generally Accepted Accounting Principles and Other Required Disclosures, page F-104.

Note (59A), Net Income and Stockholder's Equity Reconciliation Between IFRS and U.S. GAAP, page F-105.

6, Impact of SFAS 133, page F-112

27.   We refer to the statement that the Company designated, as part of its transition to IFRS, *certain derivative instruments* as hedging instruments as of January 1, 2004 which under US GAAP do not qualify for hedge accounting.   Please tell us the following:

- Provide additional information regarding the nature and risks of the *certain derivative instruments* that did not qualify for hedge accounting under US GAAP;

- Explain the specific differences between IAS 39 and SFAS 133 that have resulted in reconciling items to net income and stockholder's equity between IFRS and US GAAP;

- Describe the types of derivative transactions that qualify for hedge accounting under IAS 39 but not under SFAS 133 and explain the reasons why they qualify under one standard but not the other;

- Describe the methods used to assess hedge effectiveness that you have determined are not appropriate under SFSA 133; and

- Describe the valuation adjustments that are allowable under IAS 39 but not under SFAS 133

7, Loan Adjustments, page F-112

28.   We note the reconciling item between IFRS and US GAAP due to the inclusion in the
        IFRS computation of the allowance for loan losses not allocated to specific loans that was
        computed using certain statistical percentages determined by Bank of Spain.   Please
        provide us with the following:

*   A detailed description of your group methodology for estimating incurred but not
    identified loan losses under IFRS;

*   A detailed description of your methodology for determining the general loan loss
    allowance under US GAAP on a group-wide basis;

*   An explanation of what you mean that you consider the amount of the allowance
    determined by both GAAPs are within the *range of possible estimated losses
    calculated internally by the Group*;

*   Explain how this internal analysis of range of possible estimated losses has affected
    your decision to include the difference as a reconciling item between IFRS and US
    GAAP;

*   An enhanced discussion of the statistical percentages obtained from historical trends
    as determined by the Bank of Spain including the authoritative basis for including
    these statistical percentages in your methodology under IFRS but not under US
    GAAP; and

*   The specific US GAAP and IFRS authoritative guidance you relied upon that support
    your conclusion that differences exist in estimating the allowance for loan loss.

14, FIN 46-R, page F-117

29.   Please tell us and revise this section to include a comparison of the definition and
        requirements for consolidation of special purpose vehicles as described in IASB SIC-12
        as compared to similar requirements for variable interest entities under FIN 46-R.

10, Pension plan cost, page F-115

30.   Please provide us with the following information regarding the change in accounting principle under US GAAP for the cumulative actual losses from pension plans of 2.1 billion euros, equal to 63% of net income for the year ended December 31, 2005 under US GAAP before changes in accounting principles:

- Explain to us the authoritative accounting literature you relied on to determine that your change in accounting for pension plans in 2005 is a change in accounting principle under APB 20;

- Tell us how you considered the guidance in paragraphs 31 to 33 of SFAS 87 in determining the pension plan cost adjustment; and

- Tell us how you determined the amounts of pension plan cost adjustments presented in the IFRS to US GAAP Net Income and Equity reconciliation tables.

31.   Please revise your future filings to include in your IFRS to US GAAP reconciliation disclosures about pension plans and other post retirement benefit plans required by paragraph 5 through 7 of SFAS 132(R) or tell us why this disclosure is not required.

*   *   *

Closing Comments

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and responses to our comments.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Edwin Adames (Senior Staff Accountant) at (202) 551-3447 or me at (202) 551-3423 if your have any questions regarding these comments.

Sincerely,

Amit Pande
Assistant Chief Accountant